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                                                                 Exhibit (c)(15)

                           Chairman of the Board
                               President and
                           Chief Executive Officer

                                                                  March 30, 1994

Board of Directors
Grumman Corporation
1111 Stewart Avenue
Bethpage, New York 11714

Gentlemen and Mrs. Benson:

     This letter is submitted in response to the letter, dated March 28, from Renso Caporali to Martin Marietta Corporation and Northrop Corporation.

     We are unable to accept the rules and procedures set forth in Dr. Caporali's letter and have previously written on March 28 to express our concerns with them. To be fair, a bidding procedure under the circumstances must be open and public. Both bidders should have a reasonable opportunity to respond to each bid by the other. Martin Marietta has had over two weeks to consider Northrop's $60 bid; and it is not fair now to foreclose Northrop from submitting a further bid if Martin Marietta elects to increase its price. Further, we do not believe it is reasonable to request Northrop's approval of procedures that would allow Grumman and its advisors a period of more than three days to deal with any bids from Northrop or Martin Marietta, in complete secrecy, and with a commitment from Northrop not to increase its bid after that date. It is our hope that you will appreciate these concerns on Northrop's part.

     In order to demonstrate our commitment to an open bidding process, Northrop is prepared to proceed immediately to increase its tender offer to $62 per share. This offer to increase Northrop's tender offer shall remain in effect until 3:00 p.m. Eastern Standard Time, March 31, 1994. If Grumman has not accepted our offer by agreeing to enter into the proposed merger agreement with Northrop by such time, the offer will expire and Northrop's existing $60 tender offer (including Northrop's offer to enter into a merger agreement with Grumman at such price) shall remain in effect in accordance with its terms.

     We note that, if Grumman enters into the proposed merger agreement with Northrop, at least with respect to any future bidding, Martin Marietta will be faced with exactly the same cost as Northrop in submitting any higher bid, as the result of the $50 plus million lockup fee.

     We are prepared to participate in a bidding procedure which is open (i.e., each bidder is informed of bids by the other), public, as well as fair in all other respects, upon receipt of Grumman's agreement to the following:

          1. Grumman shall receive and consider such further offers as Northrop or Martin Marietta may choose to submit. Any such offers shall be based upon the existing Martin Marietta agreement and plan of merger in the case of Martin Marietta, or the form of agreement sent to Grumman by Northrop in the case of Northrop.

          2. Each of Northrop and Martin Marietta shall have the right for a period of 24 hours following receipt by it, in writing, of any increased offer by the other to increase its own offer.

          3. Grumman shall not enter into a merger agreement with Northrop or amend its existing agreement with Martin Marietta until the expiration of any 24-hour period referred to in Paragraph 2.
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          4. Any merger agreement, or amendment to the agreement and plan of merger, entered into by Grumman with Northrop or Martin Marietta shall be in the form referred to in Paragraph 1. Without limiting the generality of the foregoing, Grumman shall not enter into any agreement or take any action that would impede or make more expensive the acquisition of Grumman by Northrop or Martin Marietta, except: (i) for any increase in the consideration payable to Grumman stockholders; and, (ii) except for the execution and delivery of the merger agreement, or amended agreement and plan of merger, as contemplated hereby.

     We believe this procedure will accomplish Grumman's objective of bringing the bidding process to a conclusion in the very near future, without sacrificing the interest of Grumman's stockholders in receiving the highest offer for their shares.

     The proposal set forth above, we believe, is consistent with Grumman's objectives as stated in Dr. Caporali's letter of March 28 and 29, will alleviate Northrop's concerns and will serve the best interests of Grumman's stockholders and other constituencies.

                                          Sincerely,

                                          Kent Kresa